Dechert LLP	1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

MARK E. THIERFELDER mark.thierfelder@dechert.com +1 212 698 3804 Direct +1 212 698 0664 Fax

July 30, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Mail Stop 3561

Attn: Sean Donahue, Timothy Levenberg and H. Roger Schwall

RE:	Bumble Bee Foods, LLC

Amendment No. 2 to the Registration Statement on Form S-4

File No. 333-166998

Ladies and Gentlemen:

Bumble Bee Foods, LLC, Connors Bros. Clover Leaf Seafoods Company and Bumble Bee Capital Corp. (the “Registrants”) have today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (“Amendment No. 2”) to the registration statement on Form S-4 (Registration No. 333-166998) (the “Registration Statement”), including the prospectus contained therein (the “Prospectus”). On behalf of the Registrants, we respond to the comments raised by the staff (the “Staff”) of the Commission in the letter dated July 16, 2010 from Mr. H. Roger Schwall to Ms. Jill Irvin. For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response. In addition, we also include a marked copy of Amendment No. 2 showing changes made from Amendment No. 1 to the Registration Statement filed on June 30, 2010 to aid the Staff’s review.

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Dechert LLP	Securities and Exchange Commission July 30, 2010 Page 2 of 5

Legality Opinions

1.	Please obtain and file new or revised opinions which address each of the items noted in the following comments. To the extent that comments apply to more than one of the opinions, ensure that the corresponding changes are made to all affected opinions.

Response:

In accordance with the Staff’s comment, the Registrants have filed revised opinions as Exhibits 5.1 through 5.5 to Amendment No. 2 to address each of the items noted by the Staff.

Exhibit 5.1

2.	It appears that this opinion is intended to serve as the principal opinion. Insofar as it purports to cover “the legality of the Exchange Notes and the Exchange Guarantees,” ensure that it clearly identifies all affected jurisdictions of the issuers and guarantors. In that regard, it does not appear that the opinion addresses New Brunswick law.

Response:

In accordance with the Staff’s comment, Exhibit 5.1 to the Registration Statement has been revised to identify that Dechert LLP is relying on the opinion of Cox & Palmer, filed as Exhibit 5.3 to the Registration Statement, for matters governed by the laws of both Nova Scotia and New Brunswick. The exclusion of New Brunswick was an inadvertent omission.

3.	To the extent that the opinion purports to extend to the securities of fewer than all issuers and guarantors, revise to make that clear and to specify where the remaining opinions may be found. In that regard, counsel identifies only certain guarantors in Schedule I, but does not appear to list the “Non-DE/NY Guarantors.”

Response:

The opinion of Dechert LLP, filed as Exhibit 5.1 to the Registration Statement, is intended to provide that the Exchange Notes and the Exchange Guarantees are the valid and binding obligations of the issuers and guarantors, as applicable. In accordance with the Staff’s comment, Exhibit 5.1 to the Registration Statement has been revised to clearly identify and list the “Non-DE/NY Guarantors.”

Dechert LLP	Securities and Exchange Commission July 30, 2010 Page 3 of 5

4.	The assumption in letter (d) appears inappropriate under the circumstances insofar as it appears to relate to facts underlying and necessary to render the opinion regarding the valid and binding nature of the Exchange Notes provided in numbered paragraph 1.

Response:

In accordance with the Staff’s comment, Exhibit 5.1 to the Registration Statement has been revised to clearly identify that Dechert LLP is relying on the opinion of Cox & Palmer with regards to whether the Exchange Notes have been duly authorized, executed and delivered by Connors Bros. Clover Leaf Seafoods Company, the Issuer incorporated under the laws of Nova Scotia.

Exhibit 5.2

5.	The assumption which appears in lettered paragraph (1) appears inappropriate insofar as it is overly broad.

Response:

In accordance with the Staff’s comment, Exhibit 5.2 to the Registration Statement has been revised to delete the assumption previously found in lettered paragraph (l).

Exhibit 5.4

6.	Not all material terms have been defined clearly, or in an appropriate place, such as the first time the abbreviation appears. Examples include CLS, the Coop, and ET. The reader should not need to refer to separate documents, such as Schedule I, to find such important definitions.

Response:

In accordance with the Staff’s comment, Exhibit 5.4 to the Registration Statement has been revised to clearly define material terms the first time the abbreviation appears in the body of the opinion.

Dechert LLP	Securities and Exchange Commission July 30, 2010 Page 4 of 5

Exhibit 5.5

7.	If the assumption in numbered paragraph 2.6 is retained, provide us with an explanation as to why the assumption is both necessary and appropriate.

Response:

In accordance with the Staff’s comment, Exhibit 5.5 to the Registration Statement has been revised to delete the assumption previously found in numbered paragraph 2.6.

Exhibits 5.2, 5.3, 5.4, and 5.5

8.	These opinions include language limiting reliance on the opinion to the addressee and its legal advisor. However, security holders and potential investors also may rely upon the opinions as filed. Ensure that the new or revised opinions do not contain any inappropriate limitations on reliance.

Response:

In accordance with the Staff’s comment, Exhibits 5.2, 5.3, 5.4 and 5.5 to the Registration Statement have been revised as requested.

Exhibit 99.1

9.	Throughout the letter, you include suggestions that the reader has acknowledged, understood, or recognized certain items. Please delete the language in the letter of transmittal requiring the holder to acknowledge or certify that she or he has “read,” “reviewed,” or “understands” the terms of the exchange offer.

Response:

The Registrants accept the Staff’s comment and have revised Exhibit 99.1 to the Registration Statement as requested.

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Dechert LLP	Securities and Exchange Commission July 30, 2010 Page 5 of 5

We very much appreciate the Staff’s review of this filing. If you have any questions, please feel free to contact me at (212) 698-3804 or Howard Kleinman at (212) 698-3567. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Mark E. Thierfelder
Mark E. Thierfelder

cc:	Jill Irvin, Esq.
Howard Kleinman, Esq.